Exhibit 12-A



                CHRYSLER FINANCIAL CORPORATION AND SUBSIDIARIES

              COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                    Nine Months Ended
                                                      September 30,
                                                       (unaudited)
                                                    -----------------
                                                     1995      1994
                                                    ------    -------
                                                  (dollars in millions)

Net Earnings before cumulative effect
      of changes in accounting principles             $242     $141
      Add back:
        Taxes on income                                132       85
        Fixed charges                                  693      569
                                                    ------     ----

             Earnings available for fixed charges   $1,067     $795
                                                    ======     ====

      Fixed charges:
        Interest expense                              $681     $556
        Rent                                            12       13
                                                      ----     ----

             Total fixed charges                    $  693     $569
                                                    ======     ====

    Ratio of earnings to fixed charges                1.54     1.40
                                                      ====     ====



The ratios of earnings to fixed charges have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).